

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 26, 2006

Joshua A. Sherbin, Esq.
General Counsel
TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, MI 48304

>   **Re: TriMas Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed October 18, 2006**
>   **File No. 333-136263**

Dear Mr. Sherbin:

We have reviewed your filing and have the following comments.

Financial Statements

Note 7 – Goodwill and Other Intangible Assets, page F-18

1. We have reviewed your response to comment 15 in our letter dated October 5, 2006. Please note that our concern regarding the mismatching of expense that may result from your policy of writing-off the unamortized portion of the customer relationship intangible upon the loss of the related customer relationship is with periods prior to the write-off. We agree that subsequent to the write-off the lack of expense is consistent with no longer receiving a benefit from the customer relationship.

2. For all customer losses related to the 25- and 40-year intangibles for each period subsequent to the initial recognition of the 25- and 40-year intangibles, please separately disclose what percentage of the original 25- and 40-year intangibles is represented by the lost customer relationships. Please segregate your analysis of the 40-year intangible into the Rieke, Compac and Hitch Pro customer relationships.

3. You state that you review actual attrition rates as compared with estimated attrition rates. Please tell us the estimated attrition rate for each of the customer groups.

4. We have reviewed your response to comment 16 in our letter dated October 5, 2006. You indicate that the useful lives for each customer group were determined

based on analyses of available qualitative and quantitative data. Please tell us specifically how you determined the allocation of customer relationships between various useful lives you determined. You should identify the specific characteristics used in evaluating the relationships.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Watkinson at (202) 551-3741 or in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jonathan A. Schaffzin, Esq.
        Cahill Gordon & Reindel LLP
        80 Pine Street
        New York, NY 10005